

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W
TELEPHONE 020 7355 4848



02028588

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

28th February, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED

MAY 0 1 2002

THOMSON
FINANCIAL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 25th February 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 28th February 2002, confirming that Barclays PLC, through its subsidiary Barclays Bank PLC, no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.


The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,   28th February, 2002.
London Stock Exchange.

AVS Security No: 883429

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 26th February 2002 and received on 28th February 2002, that Barclays PLC, through its subsidiary Barclays Bank PLC, has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary